UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                        Under the Securities Act of 1934
                                (Amendment No. 1)


                              ENVIROKARE TECH, INC.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)


                                December 29, 2000
             (Date of Event which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /x/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


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CUSIP No. 29404N-209                                                 Page 2 of 5


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1    NAME OF REPORTING PERSON                               ELECTROSHIP PARTNERS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         Not Applicable

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [_]
                                                                        (b)  [X]
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3    SEC USE ONLY


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4    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        New York

--------------------------------------------------------------------------------
   NUMBER OF       5    SOLE VOTING POWER
     SHARES                                                                    0
                   -------------------------------------------------------------
  BENEFICIALLY     6    SHARED VOTING POWER
    OWNED BY                                                                   0
                   -------------------------------------------------------------
      EACH         7    SOLE DISPOSITIVE POWER
   REPORTING                                                                   0
                   -------------------------------------------------------------
     PERSON        8    SHARED DISPOSITIVE POWER
      WITH                                                                     0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                               0
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                              --

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                               0

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12   TYPE OF REPORTING PERSON

                                                                              PN
--------------------------------------------------------------------------------


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CUSIP No. 29404N-209                                                 Page 3 of 5


Item 1(a).   Name of Issuer:

             Envirokare Tech, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2470 Chandler Avenue, Suite 5
             Las Vegas, Nevada  89120

Item 2(a).   Name of Person Filing:

             Electroship Partners

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             3500 Sunrise Highway, Suite T-209
             Great River, New York  11739

Item 2(c).   Citizenship:

             New York

Item 2(d).   Title of Class of Securities:

             Common Stock, $.001 par value

Item 2(e).   CUSIP Number:

             29404N-209

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

    (a) / / Broker or dealer registered under Section 15 of the Exchange Act.
    (b) / / Bank as defined in Section 3(a)(6) of the Exchange Act.
    (c) / / Insurance company as defined in Section 3(a)(19) of the Exchange
            Act.
    (d) / / Investment company registered under Section 8 of the Investment Company Act.
    (e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
    (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
    (g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).
    (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
    (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
    (j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

             Not Applicable


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CUSIP No. 29404N-209                                                 Page 4 of 5


Item 4. Ownership.

Electroship Partners

     The Statement on Schedule 13G, dated January 5, 2001, initially filed by the undersigned, ELECTROSHIP PARTNERS ("ELECTROSHIP"), is hereby amended by this Amendment No. 1 to reflect certain changes in the information previously filed by ELECTROSHIP relating to the outstanding Common Stock, par value $.001 per share (the "Common Stock") of Envirokare Tech, Inc. (the "Issuer"). Pursuant to a Partnership Termination Agreement, dated as of December 29, 2000, by and among ELECTROSHIP PARTNERS and the Partners thereof, ELECTROSHIP has been dissolved and its assets distributed to its partners in accordance with the terms of the Partnership Termination Agreement. Following this distribution, none of the former partners of ELECTROSHIP owns 5 percent or more of the outstanding Common Stock of the Issuer.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:                                           0

     (b)  Percent of class:                                                  N/A

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or direct the vote:                         0
          (ii)  Shared power to vote or to direct the vote:                    0
          (iii) Sole power to dispose or to direct the disposition of:         0
          (iv)  Shared power to dispose or to direct the disposition of:       0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable

Item 8. Identification and Classification of Members of the Group.

               Not Applicable

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CUSIP No. 29404N-209                                                 Page 5 of 5


Item 9. Notice of Dissolution of Group.

               Not Applicable

Item 10. Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 21, 2001                          ELECTROSHIP PARTNERS


                                              By: /s/ John Notarianni
                                                 -----------------------------
                                                  Name:  John Notarianni
                                                  Title: Managing Partner